                     As filed with the SEC on March 19, 1999

                           Registration No. 333-70589

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                 AMENDMENT NO. 3

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          ----------------------------

                              NEW COMMERCE BANCORP
             (Exact name of registrant as specified in its charter)

        South Carolina                       6021                       58-2403844
-------------------------------   ----------------------------        ----------------
(State or other Jurisdiction of   (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)       Identification No.)

                                  P. O. Box 129
                          Mauldin, South Carolina 29662
                                 (864) 239-0616
     (Address and Telephone Number of Intended Principal Place of Business)
                          ----------------------------
                                James D. Stewart
                             Chief Executive Officer
                             1 Five Fork Plaza Court
                       Simpsonville, South Carolina 29681
                                 (864) 288-3337
           (Name, Address, and Telephone Number of Agent For Service)
                          ----------------------------
  Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

                              Neil E. Grayson, Esq.
                           C. Russell Pickering, Esq.
                   Nelson Mullins Riley & Scarborough, L.L.P.
                     999 Peachtree Street, N.E., Suite 1400
                             Atlanta, Georgia 30309
                                 (404) 817-6000
                              (404) 817-6225 (Fax)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.
[ ]
    -------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.
[ ]
    -------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.
[ ]
    -------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                    PROPOSED
                                                     MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
     TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE   OFFERING AGGREGATE    REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED       PER SHARE          PRICE                FEE
-------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value....      800,000          $10.00            $8,000,000          $2,224*
=======================================================================================================
       * previously paid

--------------------------------------------------------------------------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


    THIS IS A PRELIMINARY PROSPECTUS AND IS NOT YET COMPLETE. MARCH 19, 1999



                              NEW COMMERCE BANCORP

                              A Holding Company For





                           [INSERT COMPANY LOGO HERE]


                                (IN ORGANIZATION)

                         800,000 Shares of Common Stock
                                $10.00 per share
                         -------------------------------

         We are offering shares of common stock of New Commerce BanCorp to fund the start-up of a new bank named New Commerce Bank. We will be the sole owner of New Commerce Bank, which will be headquartered in Greenville County, South Carolina. We expect the bank to open in the second quarter of 1999. New Commerce Bank will provide a full range of commercial and consumer banking services to individuals and small- to medium-sized businesses. This is our first offering of stock to the public and there is no public market for our shares. The shares will not be listed on Nasdaq or any national exchange.

         The shares will be sold primarily by our officers and directors and by our exclusive sales agent, J.C. Bradford & Co. J.C. Bradford has agreed to use its best efforts to sell at least 100,000 of the shares offered, and may sell up to 400,000 shares. We will pay the sales agent $0.57 for each share it sells. The minimum purchase requirement is 100 shares.


         The offering is scheduled to end on June 30, 1999, but we may extend the offering until February 1, 2000, at the latest. All of the money which we receive will be placed with an independent escrow agent who will hold the money until (1) we sell at least 550,000 shares and (2) we receive preliminary approval from our bank regulatory agencies to acquire the stock of the new bank. If we do not succeed before the end of the offering period, we will return all funds received to the subscribers promptly, with interest.


         This table summarizes the offering and the amounts we expect to receive. The commissions shown are the maximum we expect to pay to the sales agent.

         =================================================================================================

                                                                       Minimum Total       Maximum Total
                                                    Per Share          550,000 Shares      800,000 Shares
                                                    ---------          --------------      --------------

         Public Offering Price...................     $10.00             $5,500,000          $8,000,000

         Sales Agency Commissions ...............       0.57                228,000             228,000

         Proceeds to New Commerce ...............       9.43              5,272,000           7,772,000
         =================================================================================================

         THIS IS A NEW BUSINESS. AS WITH ALL NEW BUSINESSES, AN INVESTMENT WILL INVOLVE RISKS. IT IS NOT A DEPOSIT OR AN ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. YOU SHOULD NOT INVEST IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 6.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                MARCH ____, 1999

                                TABLE OF CONTENTS




                                                                      Page
Summary ................................................................3
Risk Factors............................................................6
The Offering...........................................................10
Use of Proceeds .......................................................13
Capitalization.........................................................15
Dividend Policy .......................................................16
Plan of Operation......................................................16
Proposed Business......................................................19
Supervision and Regulation.............................................25
Management.............................................................32
Description of Capital Stock of New Commerce BanCorp...................38
Legal Matters..........................................................41
Experts................................................................41
Additional Information ................................................41
Index to Financial Statements ........................................F-1
Subscription Agreement................................................A-1


                           --------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE COVER, BUT THE INFORMATION MAY CHANGE IN THE FUTURE.

    UNTIL ___________________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                                     SUMMARY

         This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information about the offering that is important to you. We encourage you to read the entire prospectus carefully before investing.


         New Commerce BanCorp is raising capital in this offering to open New Commerce Bank. The bank will be a new locally owned and operated bank in the "Golden Strip" area of Greenville County, South Carolina, which includes Simpsonville, Mauldin, Fountain Inn, and the unincorporated areas of Enoree and Southside. Our initial offices will be in Simpsonville and Mauldin, South Carolina. The bank will be a nationally chartered bank and member of the Federal Reserve System with deposits insured by the FDIC. We expect the bank will receive its final regulatory approvals and open for business in the second quarter of 1999. Our principal executive offices are located at:


                         1 Five Fork Plaza Court
                         Simpsonville, South Carolina 29681
                         Telephone: (864) 288-3337
                         Fax: (864) 288-0032

REASONS FOR STARTING NEW COMMERCE BANK


         The current trend of consolidation in the banking industry has led to the acquisition of several locally owned banks in Greenville County and the Golden Strip area of South Carolina by regional and national banks. This includes the recent purchase by large out-of-state banks of three of the remaining local banks in the Greenville County area. As a result, we believe this area will support a new local bank. We will emphasize our local ownership and management and our strong ties to the Golden Strip and Greenville County community. Our customers will consist primarily of individuals and small- to medium-sized businesses. We intend to offer general commercial and consumer banking services, with a focus on personalized service and local decision-making.


BOARD OF DIRECTORS AND MANAGEMENT

         New Commerce BanCorp was founded by the following twelve business leaders who live in the Golden Strip area and who, with the exception of Mr. Few, will also serve as our initial board of directors:

            Richard W. Bailey                  Tommy D. Greer
            Timothy A. Brett                   Bobby L. Johnson

            Marshall J. Collins, Jr.           Robert T. Kellett

            Ralph S. Crawley                   Dennis O. Raines
            Richard L. Few, Jr.                Curran A. Smith
            G. Mitchell Gault                  James D. Stewart

Our experienced management team consists of the following individuals:

         - James D. Stewart will lead the management teams for both New Commerce BanCorp and New Commerce Bank as president and chief executive officer. He has over 20 years of banking experience, including more than five years in the Greenville County and Golden Strip area. Until Mr. Stewart resigned to begin preparations to open New Commerce Bank, he served as the Greenville city executive for BB&T.

         - Paula S. King will be a senior vice president and the chief financial officer for both New Commerce BanCorp and New Commerce Bank. She is a CPA and has over 15 years of experience in the financial services industry and was most recently the senior vice president and controller of Greenville National Bank. She is a native of Greenville.

         - Bradley J. Schneider will be the senior vice president of general banking for the bank. He has 14 years of experience in the financial services industry, most recently as the vice president for commercial lending with BB&T in the Golden Strip and Greenville County area.

         - David E. Burgess will be a vice president and senior credit officer of the bank. He has 29 years of experience in banking in lending and credit administration. He was most recently the vice president of commercial lending for American Federal Bank in the Golden Strip area and prior to that served as an executive vice president and the chief credit officer for The Palmetto Bank.

TOTAL FUNDS TO BE RAISED IN THE OFFERING

         These twelve founding shareholders recently invested $2 million to help start New Commerce. We believe that banking regulators will require us to have at least $7 million in capital to open the bank. Therefore, we are seeking to raise at least another $5.5 million in this offering. We will use $7 million to fund the bank and the remaining funds to cover expenses and use as working capital. We hope to raise these funds primarily from individuals and businesses in Greenville County who share our desire to support a new local community bank in the Golden Strip area.


THE OFFERING

Common stock offered.............   Minimum:            550,000 shares
                                    Maximum:            800,000 shares

Common stock outstanding
     prior to this offering......                       200,000 shares

Common stock to be outstanding
     after the offering .........   Minimum:            750,000 shares
                                    Maximum:            1,000,000 shares

Offering price per share.........   $10.00

       Use of proceeds...........   We will use the $2.0 million invested by our
                                    founding shareholders plus $5.0 million of the first $5.5 million we raise in this offering to capitalize New Commerce Bank. We will also use 50% of the remaining net proceeds we raise in this offering as additional capital for the bank. We will use the remaining proceeds to pay expenses and provide working capital.

                                    New Commerce Bank will use the funds it
                                    receives from New Commerce BanCorp to pay expenses, to purchase the sites of its initial offices, to build and furnish its offices, and to provide working capital to operate the bank. See "Use of Proceeds" on page 13.

FUNDS RECEIVED WILL BE PLACED IN ESCROW


         Because we cannot open the bank without regulatory approvals, we will place all the proceeds from outside investors in this offering with The Bankers Bank, which will serve as an independent escrow agent. The escrow agent will hold these funds until we raise at least $5.5 million and obtain preliminary regulatory approval to open the bank. We have already received conditional approval from the Office of the Comptroller of the Currency to open the bank, and final approval for deposit insurance from the FDIC. We have also have filed applications with the Federal Reserve and the South Carolina State Board of Financial Institutions for New Commerce BanCorp to own New Commerce Bank. We expect to receive all preliminary regulatory approvals by the end of the second quarter of 1999 or sooner. We currently intend to close the offering on June 30, 1999, but may extend the offering up to February 1, 2000. If we fail to meet these conditions by the close of the offering, we will refund your subscription in full with interest and will use the investments by our founding shareholders to pay expenses and liquidate the company.



SHARES WILL BE SOLD BY OFFICERS AND DIRECTORS AND A SALES AGENT

         Our founding shareholders will handle the sale of most of the shares in this offering. New Commerce will not pay them any fees or commissions for their efforts. Additionally, we have engaged J.C. Bradford & Co. as our sales agent to use its best efforts to sell a minimum of 100,000 shares, and up to 400,000 shares. We will pay J.C. Bradford a commission of $0.57 for each share it sells.

SHARE PRICE WILL BE $10.00


         Investors in this offering will pay the same price per share for their stock, $10.00, that our twelve founding shareholders paid. This price was arbitrarily set at the time that the company was formed. However, in recognition of our founders' efforts and the financial risks they are incurring to open the bank, New Commerce will also grant to each founding shareholder a warrant to purchase 7,500 additional shares of common stock at $10.00 per share, exercisable for ten years after the completion of this offering.

WE DO NOT PLAN TO PAY DIVIDENDS


         Because we are a new business, we will not pay dividends in the foreseeable future. We intend to use all available earnings to fund the continued operation and growth of the bank.


LOCATION OF OFFICES


         Our initial office is locate in a temporary facility at 1 Five Fork Plaza Court near the intersection of Batesville Road and Woodruff Road in Simpsonville, South Carolina. We have already purchased this property at a total cost of approximately $450,000. We plan to open this office in the second quarter of 1999. We plan to build our permanent facility at Brookfield Parkway and East Butler Road near I-385 in Mauldin, South Carolina. This will become our main office when it opens, which we expect to be in the third quarter of 1999. We will also continue to use our Simpsonville facility, but as a branch office. We then plan to build a permanent facility in Simpsonville on the same site as our current temporary facility. We expect to complete the permanent Simpsonville facility in the fourth quarter of 1999.

                                  RISK FACTORS

         The following is a summary of some of the risks which we will encounter in starting and operating the new bank. There may be other risks which we have not listed or which we cannot predict. Please read the entire prospectus for a more thorough discussion of these risks and others.

WE ARE A NEW BUSINESS AND CANNOT PREDICT WHETHER WE WILL BE SUCCESSFUL.

         Neither New Commerce nor New Commerce Bank has any operating history. The operations of new businesses are always risky. Because New Commerce Bank has not yet opened, we do not have historical financial data and similar information which would be available for a financial institution that has been operating for several years.

WE EXPECT TO INCUR LOSSES FOR AT LEAST TWO YEARS AND CANNOT PREDICT WHETHER WE WILL EVER BECOME PROFITABLE.

         In order for us to become profitable, we will need to attract a large number of customers to deposit and borrow money. This will take time. We expect to incur large initial expenses and may not be profitable for several years. Although we expect to become profitable in our second year, there is a risk that we may never become profitable and that you will lose part or all of your investment.

WE CANNOT OPEN THE BANK FOR BUSINESS UNTIL WE RECEIVE REGULATORY APPROVALS WHICH ARE AT THE DISCRETION OF OUR REGULATORY AGENCIES.


         We cannot begin operations until we receive all required regulatory approvals. We will not receive these approvals until we satisfy certain rules and requirements for new banks imposed by state and federal regulatory agencies. We believe one requirement will be that we have at least $7 million to capitalize the bank. We have already received the conditional approval of the Office of the Comptroller of the Currency and the final approval of the FDIC. We expect to satisfy all remaining requirements and obtain all necessary approvals by the second quarter of 1999, but it may take longer. Because we cannot open the bank without regulatory approvals, to reduce the risks to investors in this offering we will place all the proceeds from outside investors in escrow as described in the summary.


WE WILL DEPEND HEAVILY ON MR. STEWART AND OUR BUSINESS WOULD SUFFER IF SOMETHING WERE TO HAPPEN TO HIM OR IF HE WERE TO LEAVE.

         James D. Stewart will be our president and chief executive officer. Mr. Stewart will provide valuable services to us, and he would be difficult to replace. We have an employment agreement with Mr. Stewart and carry $500,000 of life insurance payable to the bank. Nevertheless, if he were to leave, our business would suffer.


THE OFFERING PRICE OF $10.00 WAS DETERMINED ARBITRARILY AND THE STOCK PRICE WILL FLUCTUATE ONCE THE SHARES BECOME FREELY TRADED AFTER THE OFFERING.


         Because we are a start-up company and have no historical operations on which to base the offering price, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by our operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding New Commerce Bank, trends in the banking industry, economic conditions in our market area, and other factors which are beyond our control. If our operating results are below expectations, the market price of the common stock would probably fall.

WE WILL NOT HAVE A LARGE NUMBER OF SHAREHOLDERS OR A LARGE NUMBER OF SHARES AVAILABLE AFTER THE OFFERING, WHICH MAY LIMIT YOUR ABILITY TO SELL OR TRADE THE SHARES AFTER THE OFFERING.

         There is currently no market for our common stock. After the offering, we anticipate that at least two broker-dealers will match buy and sell orders for our common stock on the Over-the-Counter Bulletin Board and that bid and ask quotations on our stock will be displayed on the Electronic Pink Sheet System. However, we do not expect a liquid market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, we do not expect to have enough shareholders or outstanding shares to support an active trading market.

WE WILL FACE STRONG COMPETITION FOR CUSTOMERS FROM LARGER AND MORE ESTABLISHED BANKS WHICH COULD PREVENT US FROM OBTAINING CUSTOMERS AND MAY CAUSE US TO HAVE TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.


         We will encounter strong competition from existing banks and other types of financial institutions operating in the Greenville County area and elsewhere. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personal resources than we will have. Some are affiliated with large regional and national banks, like BB&T, and offer services, such as extensive and established branch networks and trust services, that we either do not expect to provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to our bank. See "Proposed Business - Competition" on page 24 and "Supervision and Regulation" starting on page 25.


A LOCAL OR NATIONAL ECONOMIC DOWNTURN COULD REDUCE OUR CUSTOMER BASE, OUR LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

         We will operate in Greenville County, South Carolina, and in particular the Golden Strip area, which includes Simpsonville, Mauldin, Fountain Inn, and the unincorporated areas of Enoree and Southside, South Carolina. While the economy in this area has been strong in recent years, an economic downturn in the area would hurt our business.

AS A BANK, OUR PROFITABILITY DEPENDS ON THE INTEREST RATES WHICH WE PAY ON DEPOSITS AND COLLECT ON LOANS. INTEREST RATES HAVE HISTORICALLY VARIED GREATLY AND WE CANNOT PREDICT OR CONTROL THEM.

         Our profitability depends on the difference between the income we earn on loans and other assets and the interest we pay on deposits and other borrowings. This difference is largely determined by interest rates. Interest rates have historically varied widely and we cannot control or predict them. Large moves in interest rates may decrease or eliminate our profitability.

WE WOULD SUFFER LOSSES IF OUR BORROWERS DEFAULT ON THEIR LOANS.

         There are risks inherent in making all loans, and the risks of loan defaults by borrowers is unavoidable in the banking business. These risks include:

         -        Risks caused by the length of the loan repayment period.
                  Longer repayment periods carry higher risk because of increased uncertainty about the future.

         - Risks caused by concentrations in types of loans. For instance, a high percentage of home mortgage loans would be susceptible to a risk of a drop in the value of real estate.

         - Risks caused by changes in the local or national economy or a downturn for particular industries.

         -        Risks of nonpayment by individual borrowers.

         - Risks resulting from uncertainties about the future value of collateral used to secure our loans.

         Because we will be smaller than most of our competitors, our loan portfolio will not be as diverse, and these risks will be greater. We will try to limit our exposure to these risks through prudent lending practices and by carefully monitoring the amount of loans we make within specific industries, but we cannot eliminate these risks. Substantial credit losses would result in a decrease of our net income or an increase in our net losses, and they could cause a reduction in the amount of our bank's capital.

WE MAY NOT BE ABLE TO COMPETE WITH OUR LARGER COMPETITORS FOR LARGER CUSTOMERS BECAUSE OUR LENDING LIMITS WILL BE LOWER THAN THEIRS.

         We will be limited in the amount we can loan a single borrower by the amount of New Commerce Bank's capital. The legal lending limit is 15% of the bank's capital and surplus. We expect that our initial legal lending limit will be approximately $1,000,000 immediately following the offering, but we intend to impose an internal limit on the bank of 80% of this amount, or approximately $800,000. Until the bank is profitable, we will lose money, which will decrease our capital and therefore our lending limit. Our lending limit will be significantly less than the limit for most of our competitors and may affect our ability to seek relationships with larger businesses in our market area. We intend to accommodate larger loans by selling participations in those loans to other financial institutions.

         WE HAVE IMPLEMENTED ANTI-TAKEOVER DEVICES WHICH COULD PREVENT ANOTHER COMPANY FROM PURCHASING US, EVEN THOUGH SUCH A PURCHASE MAY INCREASE SHARE VALUE.

         In many cases, shareholders receive a premium for their shares when a company is purchased by another. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase New Commerce without approval of our board of directors. These provisions, which could make it less likely that a change in control will occur, include:

         - Provisions relating to meetings of shareholders which limit who may call meetings and what matters will be voted upon.

         - The ability of the board of directors to issue additional shares of authorized common stock and preferred stock without shareholder approval. This could dilute any potential acquirer attempting to gain control by purchasing New Commerce stock.

         - A staggered board of directors, which limits the ability to change the members of the board.

         - A bylaw provision that individuals affiliated with New Commerce's business competitors may not qualify to serve on New Commerce's board of directors.


         In addition, under South Carolina law no other financial institution may acquire control of New Commerce until New Commerce has been in existence for at least five years. For a discussion of some of these provisions, please see "Description of Capital Stock - Antitakeover Effects" on page 38.


IT IS POSSIBLE THAT OUR COMPUTER SYSTEMS OR THOSE OF OUR PROCESSING VENDORS OR LOAN CUSTOMERS COULD FAIL TO OPERATE ON JANUARY 1, 2000.


         Like many financial institutions, we will rely upon computers for conducting our business and for information systems processing. There is concern among industry experts that on January 1, 2000, computers will be unable to read or interpret the new year and there may be widespread computer malfunctions. We will generally rely on software and hardware developed by independent third parties to provide our information systems. We will require warranties about year 2000 compliance from all third party hardware and software system providers we use. To date, we have agreements with Jack Henry & Associates, Inc. to provide our core data processing software and services, and with CommLink Corp. to provide our ATM hardware. Our written agreements with each of these vendors contain warranties regarding their year 2000 capability and compliance. We believe that our other internal systems and software, including our network connections, will be programmed to comply with year 2000 requirements, although there is a risk they may not comply. Based on information currently available, we have budgeted $12,000 to test our internal and external systems and review vendor testing and compliance, and plan to be fully year 2000 ready by August 30, 1999.


         The businesses of many of our customers may also be negatively affected by the year 2000 issue. We plan to include year 2000 criteria in our loan approval process. We will attempt to identify those business customers with year 2000 risks and require certification of their year 2000 compliance programs. It will be difficult to identify all problems, and any financial difficulties incurred by our customers in solving year 2000 issues could impair that customer's ability to repay loans we may have extended. Please see page 17 for a more thorough discussion of year 2000 issues.

         Note regarding statements about the future: This prospectus contains certain "forward-looking statements" concerning New Commerce BanCorp and New Commerce Bank and our operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Our actual results will depend on many factors about which we are unsure, including those discussed above. Many of these risks and factors are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements.

                                  THE OFFERING

GENERAL

         We are offering a minimum of 550,000 shares and a maximum of 800,000 shares of our common stock at a price of $10.00 per share to raise between $5.5 million and $8 million. The minimum purchase for any investor is 100 shares and the maximum purchase is 5% of the offering, although we may accept subscriptions for more or less.

         Prior to this offering, the organizers purchased $2 million worth of common stock at $10.00 per share to provide initial operating capital. The organizers do not intend to purchase additional stock in the offering, although members of their immediate families may. As a result, the organizers will own approximately 26.7% of the common stock outstanding upon completion of the offering if we sell the minimum number of 550,000 shares, and 20.0% of the common stock outstanding upon completion of the offering if we sell the maximum number of 800,000 shares. Additionally, each of the organizers has received a warrant to purchase an additional 7,500 shares of common stock at $10.00 per share, exercisable for ten years after the completion of the offering. If each organizer exercises his warrant in full, the organizers' ownership of New Commerce BanCorp will increase to 34.5% based on the minimum offering and 26.6% based on the maximum offering. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the minimum offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified minimum offering amount indicates the merits of this offering.


         We must receive your subscription for shares before midnight, Eastern Standard Time, on June 30, 1999, unless all of the shares are sold earlier or the offering is terminated or extended. We reserve the right to terminate the offering at any time or to extend the expiration date up to February 1, 2000. Extension of the expiration date might cause an increase in our expenses. We do not have to give you any prior written notice of an extension. If we extend the offering up to, subscriptions we have already accepted will still be binding. We do, however, intend to communicate quarterly with all subscribers and inform you of any extensions of the offering. Once we are subject to the reporting requirements of the Securities Exchange Act of 1934, we will file quarterly reports on Form 10-Q and will make such reports available to shareholders who request a copy.


         Accepted subscriptions will be binding and may not be revoked except with our consent. We reserve the right to cancel or reject any or all of any subscription before or after acceptance until the proceeds of this offering are released from escrow. We may also allocate shares among subscribers if the offering is oversubscribed; however, we believe that we will not have to adjust subscribers for the minimum number of shares. In deciding which subscriptions to accept, we may take into account any factors, including:

         -        the order in which subscriptions are received,

         - a subscriber's potential to do business with or to direct customers to the bank, and

         -        our desire to have a broad distribution of stock ownership.

If we reject any subscription, or accept a subscription but subsequently elect to cancel all or part of such subscription, we will refund the amount remitted for shares for which a subscription is rejected or canceled. We will issue certificates for shares which have been subscribed and paid for promptly after we receive the funds out of escrow.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

         We will place all subscription proceeds with an independent escrow agent. The escrow agent will hold these funds, and no shares will be issued, until:

         - We have accepted subscriptions and payment in full for a minimum of 550,000 shares at $10.00 per share;

         - We have obtained approval from the Federal Reserve and the South Carolina State Board of Financial Institutions for New Commerce BanCorp to acquire the stock of the bank; and




If New Commerce BanCorp terminates the offering or if the offering period expires before these conditions are satisfied, then:

         - We will cancel accepted subscription agreements and subscribers in the offering will not become shareholders;

         - The funds held in the escrow account will not be subject to the claims of any of our creditors or available to defray the expenses of this offering;


         - We will return the full amount of all subscription funds promptly to subscribers, with interest earned.


         The escrow agent has not investigated the desirability, advisability, or merits of a purchase of the shares. The escrow agent will invest escrowed funds in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other investments as we agree on with the escrow agent. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

         If the conditions for releasing subscription funds from escrow are met and the funds are released but we do not receive final regulatory approval to operate the bank, or if the bank does not open for any other reason, our board of directors intends to propose that the shareholders approve a plan to liquidate New Commerce BanCorp. New Commerce BanCorp would be dissolved and New Commerce BanCorp's net assets, consisting primarily of the funds received in this offering less the costs and expenses we have incurred, would be distributed to the shareholders other than the organizers, who will not receive any distribution until all other shareholders have received their initial investments. If our expenses exceed $2 million, subscribers may not receive all of their funds, although this is unlikely.

PLAN OF DISTRIBUTION


         Offers and sales of the common stock will be made primarily by our officers and directors, who will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration. New Commerce BanCorp believes such officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1.

         We have also entered into an agreement with J.C. Bradford & Co. to sell up to 400,000 of the shares offered. New Commerce BanCorp must reserve a minimum of 100,000 shares for sale by the sales agent, which is required to use its best efforts through the expiration date to sell the shares. The sales agent will receive a commission of $0.57 on each share it sells. The sales agent did not receive any commission on the shares purchased by the organizers prior to the offering and will not receive commissions on sales made by the officers or directors of New Commerce BanCorp.


         The sales agency agreement provides for reciprocal indemnification between New Commerce BanCorp and the sales agent against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933. The SEC has advised us that it believes such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable.


         Prior to this offering there has been no public market for the shares. We established the initial offering price of the shares based upon our assessment of the capital needs of New Commerce BanCorp and the commercial potential of the services to be offered by New Commerce Bank. We have discussed the establishment and maintenance of a market for the shares after the offering with the sales agent. Based upon these discussions, we expect that a secondary market may eventually develop for the shares, although we can not be sure. In general, if a secondary market develops, the shares other than those held by affiliates will be freely transferable in the market. See "Description of the Capital Stock of New Commerce BanCorp - Shares Eligible for Future Sale" on page 39.


HOW TO SUBSCRIBE

         If you desire to purchase shares of the common stock of New Commerce BanCorp, you should:

         1. Complete, date, and execute the subscription agreement which you received with this prospectus;

         2. Make a check, bank draft, or money order payable to "The Bankers Bank, Escrow Account for New Commerce BanCorp," in the amount of $10.00 times the number of shares you wish to purchase; and

         3. Deliver the completed subscription agreement and check to New Commerce BanCorp or the sales agent at the following address:

                  Mr. James D. Stewart                                          Mr. Carl V. Cline
                  New Commerce BanCorp                        or                J. C. Bradford & Co.
                  P.O. Box 129                                                  400 2nd Avenue, N.W.
                  Mauldin, South Carolina  29662                                Post Office Box 3857
                                                                                Hickory, North Carolina  28603

         If you have any questions about the offering or how to subscribe, please call Mr. Stewart at (864) 288-3337 (or any of the other organizers) or Mr. Cline at (704) 322-3410. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

                                 USE OF PROCEEDS


         Below, we describe how we intend to use the funds received in this offering based on our plans and estimates of our start-up expenses. Our actual expenses may be different. Although we believe that the minimum proceeds of $5.5 million from the offering will satisfy our cash requirements for our first three years of operation, we cannot be sure. Because we are a new enterprise, we cannot predict with certainty the bank's ability to generate revenue to cover its expenses, and therefore our actual use of proceeds may differ from the following description.


         The following table shows the expected proceeds from the offering. In addition to these funds, we have also received $2 million from the sale of shares to our organizers at the offering price of $10.00 per share. Based on our assumptions, the gross proceeds, expenses, and net proceeds from the minimum and maximum offering would be as follows:


                                                                     Minimum Total         Maximum Total
                                                    Per Share       (550,000 Shares)      (800,000 Shares)
                                                    ---------       ----------------      ----------------

             Public Offering Price..........          $10.00            $5,500,000          $8,000,000

             Sales Agency Commissions.......            0.57               228,000             228,000

             Proceeds to New Commerce.......            9.43             5,272,000           7,772,000


USE OF PROCEEDS BY NEW COMMERCE BANCORP


         The following table shows our anticipated use of the proceeds of the offering by New Commerce BanCorp based on the sale of the minimum number and maximum number of shares. The gross proceeds shown in the table include $2 million previously received from the organizers. As shown, a minimum of $7 million will be invested in New Commerce Bank. If the total offering proceeds including the $2 million previously received from the organizers exceed $7.5 million, we will invest 50% of the excess in the bank. New Commerce BanCorp will keep the proceeds which are not invested in the bank and initially invest them in United States government securities or deposit them with New Commerce Bank. In the long-term, we will use these funds for the operational expenses of New Commerce BanCorp and New Commerce Bank and for other general corporate purposes, including the provision of additional capital to the bank, if necessary. We may also use such proceeds to expand, for example by opening additional branches or acquiring other financial institutions. We do not currently have any definitive plans for expansion. We have established a line of credit in the amount of $425,000 at the prime rate with the Bank of Newberry County, although we do not anticipate using this line of credit.




                                                                            Minimum              Maximum
                                                                           Offering             Offering
                                                                        550,000 shares       800,000 shares
                                                                        --------------       --------------

Gross proceeds from offering and sales to organizers..........          $    7,500,000        $   10,000,000
Sales agent's commission*.....................................                (228,000)             (228,000)
Expense of organizing New Commerce BanCorp....................                 (28,000)              (28,000)
Expense of offering...........................................                 (72,000)              (72,000)
Investment in capital stock of the bank.......................          $   (7,000,000)       $   (8,250,000)
Remaining proceeds............................................          $      172,000        $    1,422,000
                                                                        ==============        ==============


*      Maximum commission expected to be paid to the sales agent.

USE OF PROCEEDS BY NEW COMMERCE BANK


         The following table shows the anticipated use of the proceeds by New Commerce Bank. All proceeds received by the bank will be in the form of an investment in the bank's capital stock by New Commerce BanCorp as described above. Please note that we intend to enter into sale/leaseback arrangements for our offices with an option to purchase, which should return a significant amount of the purchase price for the bank's offices to the bank for use as operating capital. Furniture, fixtures, and equipment will be capitalized and amortized over the life of the lease or over the estimated useful life of the asset. These numbers are estimates only. We cannot assure you that we will open on time or ever. If the opening of the bank is delayed, our expenses will be substantially higher.



                                                                     Minimum                      Maximum
                                                                     Offering                    Offering
                                                                  550,000 shares              800,000 shares
                                                                  --------------              --------------

Investment by New Commerce BanCorp in the bank's
   capital stock........................................          $  7,000,000                $  8,250,000
Organizational and pre-opening expenses of the bank.....              (352,700)                   (352,700)
Furniture, fixtures and equipment.......................              (382,700)                   (382,700)
Lease of temporary facilities*..........................               (31,000)                    (31,000)
Purchase of bank sites..................................            (1,141,000)                 (1,141,000)
Construction of bank offices............................            (1,820,000)                 (1,820,000)
Remaining proceeds......................................          $  3,272,600                $  4,522,600
                                                                  ============                ============
---------------------------------------



* Reflects lease of temporary facilities for 10 months at a rate of $3,100 per month.

                                 CAPITALIZATION


         The following table shows New Commerce BanCorp's capitalization as of December 31, 1998 and the pro forma consolidated capitalization of New Commerce BanCorp and New Commerce Bank as adjusted to give effect to the sale of the minimum and maximum number of shares. All numbers reflect the initial investment by the organizers of $2 million. The additional paid-in capital section shows capital to be received in the offering for the minimum and maximum offerings, less the sales agent commissions and expenses of the offering which are charged against this account. The "As Adjusted" column reflects the estimated cost of organizing New Commerce BanCorp and organizing and preparing to open New Commerce Bank through the expected opening date, which should be in the second quarter of 1999. See "Use of Proceeds" above.


         Please note that you will probably experience additional dilution due to operating losses expected during the initial years of our operations.


                                                                                       As Adjusted           As Adjusted
                                                                                           For                   for
                                                                 December 31,            Minimum               Maximum
                                                                    1998                 Offering             Offering
                                                                 -----------           -----------           -----------
SHAREHOLDERS' EQUITY:

Common Stock, par value $.01 per share; 10,000,000
     shares authorized; 200,000 issued and
     outstanding(1); 750,000 shares issued and
     outstanding as adjusted (minimum offering);
     1,000,000 shares issued and outstanding (maximum
     offering) ........................................                2,000                 7,500                10,000

  Preferred Stock, par value $.01 per share; 10,000,000
  shares authorized; no shares issued and outstanding .                    0                     0                     0

  Additional paid-in capital ..........................            1,998,000             7,192,300             9,689,800


  Deficit accumulated during the pre-opening stage ....              (46,524)             (450,000)             (450,000)
                                                                 -----------           -----------           -----------


     Total shareholders' equity (deficit) .............          $ 1,953,476           $ 6,742,300           $ 9,239,800
                                                                 ===========           ===========           ===========

                                 DIVIDEND POLICY


         We expect to initially retain all earnings to operate and expand the business. It is unlikely that we will pay any cash dividends in the near future. Our ability to pay any cash dividends will depend primarily on New Commerce Bank's ability to pay dividends to New Commerce BanCorp, which depends on the profitability of the bank. In order to pay dividends, the bank must comply with the requirements of all applicable laws and regulations. See "Supervision and Regulation - The Bank - Dividends" on page 28 and "Supervision and Regulation - The Bank - Capital Regulations" on page 29. In addition to the availability of funds from the bank, our dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.



                                PLAN OF OPERATION
GENERAL


         New Commerce BanCorp was formed to organize and own all of the capital stock of New Commerce Bank. The organizers filed an application with the Office of the Comptroller of the Currency on October 26, 1998 to charter the bank as a national bank. We received preliminary charter approval in February 1999. Whether the charter is issued will depend, among other things, upon compliance with legal requirements imposed by the Office of the Comptroller of the Currency, including capitalization of the bank with at least a specified minimum amount of capital which we believe will be $7 million. Additionally, we must obtain the approval of the Federal Reserve to become a bank holding company before acquiring the capital stock of the bank. We have already received the approval of the FDIC to receive federal deposit insurance. We expect to receive all regulatory approvals in the second quarter of 1999.


EXPENSES


         As of December 31, 1998, New Commerce BanCorp had total assets of $1,953,476, consisting of cash ($1,762,031), deferred organization costs ($143,427), real estate options ($39,800), and fixed assets ($8,218). New Commerce BanCorp incurred a net loss of $46,524 for the period from its inception on July 17, 1998 through December 31, 1998.


         On completion of the offering and opening of the bank, we expect we will have incurred the following expenses:

         - $228,000 in commissions to the sale agent, which will be deducted from the proceeds of the offering.
         - $72,000 in other expenses of the offering, which will be subtracted from the proceeds of the offering.
         - $28,000 in expenses of organizing New Commerce BanCorp, which will be charged against the income of New Commerce BanCorp.

         - $352,700 in expenses to organize and prepare to open New Commerce Bank, consisting principally of salaries, overhead and other operating costs, which will be charged against the income of New Commerce Bank.

         -        $450,000 for the purchase of property.

OFFICES AND FACILITIES


         The bank's initial office will be located in a temporary facility at 1 Five Fork Plaza Court near the intersection of Batesville Road and Woodruff Road in Simpsonville, South Carolina. We have already purchased this property at a total cost of $450,000. We intend to complete a 3,000 square foot permanent branch facility at this location at a projected cost of $427,000. We also entered into an agreement in January 1999 to purchase property in Mauldin, South Carolina near the intersection of Brookfield Parkway and East Butler Road for $691,000. We intend to build a 10,000 square foot permanent main office at this location at a projected cost of

$1.4 million. We hope to complete both permanent facilities prior to the end of 1999. Upon completion of the bank's offices, the bank intends to enter into sale/leaseback arrangements for the offices with an option to purchase, which should return to the bank a significant amount of the cash used to purchase the bank sites and construct its offices for use as operating capital.

         We believe that the facilities will adequately serve the bank's needs for its first several years of operation.

YEAR 2000 ISSUES


         Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts are concerned that on January 1, 2000, some computers may not be able to interpret the new year properly, causing computer malfunctions. As described in more detail below, we have developed and are executing a plan to insure that our computer and telecommunication systems do not have these year 2000 problems and we do not anticipate that the year 2000 issue will materially impact our business or operations. We will rely on third party vendors to supply our computer and telecommunication systems and other office equipment, and we will also rely on a third party to process our data and account information. Because we are a new business, we have the ability to choose only those vendors who are ready for the year 2000, and therefore will not have to address problems in older systems. After our systems and equipment have been selected and installed, we will continue to monitor this situation up to and through the century change. Although we believe we have addressed the year 2000 issue, we cannot be entirely sure that the year 2000 will not have any adverse effect on the bank.

         We have prepared a comprehensive year 2000 plan to monitor and insure the year 2000 compliance of our third party vendors of computer and telecommunication systems, data processing services, and other office equipment. We have budgeted $12,000 for the execution of this plan and the plans calls for us to all systems in place and be fully year 2000 compliant by August 30, 1999, although the plan calls for us to continue to monitor the situation through the end of the year and beyond. We are executing this plan under the supervision of our chief financial officer and vice president of operations, with oversight from our board of directors. Under the plan, we will investigate the year 2000 readiness of each vendor, review year 2000 testing completed by each vendor, test our own systems if necessary and reasonable, and require comprehensive year 2000 warranties from each vendor. Our investigation of each vendor will primarily consist of requesting and reviewing its year 2000 test results.

         Jack Henry & Associates, Inc. will provide our mission critical computer software and data processing services. Jack Henry is a well-established company and provides computer systems and data processing services to hundreds of financial institutions throughout the United States. Jack Henry is currently in the process of testing its systems for year 2000 issues. Rather than test all of its customer's individually, Jack Henry, like other vendors, is testing its systems on selected financial institutions which run its systems under a variety of conditions and configurations. The purpose of this selective testing is to avoid the prohibitive cost and expense of testing every installed system, while still providing a high level of comfort that its systems will perform under all conditions. We have investigated the possibility of participating directly in these tests, but will not be able to because these tests will be completed before our system is installed. Jack Henry has completed most of the testing of the systems we will be using. We have reviewed the methods and results of this testing and are satisfied that the tested systems are similar to ours and that the Jack Henry systems will function as intended on all critical year 2000 related dates. The Jack Henry system will include interfaces to other systems provided by other vendors, such as our ATM hardware. Jack Henry is in the process of testing these interfaces and will provide the results of these tests to us as soon as they are complete. We expect to have all of these test results prior to June 30, 1999.

         Our year 2000 plan extends to our other less critical vendors as well, including our vendors for ATM hardware, telephone systems, credit card processors, and suppliers of office equipment such as copy and fax machines. Under our plan, we are reviewing the test results, assurances and warranties of all of these vendors, and will be satisfied that all systems provided are year 2000 compliant before the end of August 1999. Based on our review of our vendor's systems and year 2000 testing results to date, we do not believe that any of them will have any significant year 2000 problems. The Office of the Comptroller of the Currency and the FDIC are also been monitoring the year 2000 readiness of the banking industry.

         Our agreements with each of our vendors, including Jack Henry, do and will include contractual assurances and warranties regarding year 2000 compliance. Some of these warranties are limited by disclaimers of liability, which specifically exclude special, incidental, indirect, and consequential damages. These limitations could limit our ability to obtain recourse against a vendor who is not year 2000 compliant by excluding damages for things such as lost profits and customer lawsuits. We are also in the process of evaluating our worst case scenario and developing contingency plans in case year 2000 issues do arise. Based on the information currently available, we do not believe that we have much year 2000 exposure and believe that we will be able to continue to operate the business if one or more of our vendors experience unanticipated year 2000 problems, although we cannot be sure.

         Our customers may also have year 2000 issues. Such issues could disrupt certain businesses with high year 2000 risk and affect their deposit balances and their ability to repay their loans. We intend to review each customer's exposure and assess year 2000 readiness through year 2000 surveys. For those customers with high credit risk and high potential exposure, we may require more substantial proof of year 2000 compliance. Although these surveys will be helpful, it would be very difficult for us to accurately assess the year 2000 readiness of any particular borrower or depositor. Additionally, there may be a higher than usual demand for liquidity immediately prior to the century change due to deposit withdrawals by customers concerned about year 2000 issues. To address this possible demand, we plan to have a higher percentage of our investment portfolio in readily accessible funds during this time frame.

                                PROPOSED BUSINESS

GENERAL

         We incorporated New Commerce BanCorp as a South Carolina corporation in July 1998, primarily to function as a holding company to own and control all of the capital stock of New Commerce Bank. We initially will engage in no business other than owning and managing the bank.

         We have chosen this holding company structure because we believe it will provide flexibility that would not otherwise be available. Subject to Federal Reserve Board debt guidelines, the holding company structure can assist the bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the bank as primary capital. Additionally, a holding company may engage in certain non-banking activities that the Federal Reserve Board has deemed to be closely related to banking. Although we do not presently intend to engage in other activities, we will be able to do so with a proper notice or filing to the Federal Reserve if we believe that there is a need for these services in our market area and that such activities could be profitable.


         We are organizing the bank as a national bank under the laws of the United States and, subject to regulatory approval, will engage in a commercial and consumer banking business with deposits insured by the FDIC. We have already received the conditional approval of the Office of the Comptroller of the Currency subject to fulfillment of certain conditions, including a capitalization level of $7 million, and we have received the final approval for deposit insurance from the FDIC.


MANAGEMENT

         We have retained an experienced management team with many years of banking experience. Each officer has at least 10 years of experience in the financial services industry and strong ties and local experience in the bank's primary market area. Our management team consists of the following individuals:

         - James D. Stewart will lead the management teams for both New Commerce BanCorp and New Commerce Bank as their president and chief executive officer. He has over 20 years of banking experience, including more than five years in the Greenville area. Until Mr. Stewart resigned to begin preparations to open New Commerce Bank, he served as the Greenville city executive for BB&T.


         - Paula S. King will be a senior vice president and the chief financial officer for both New Commerce BanCorp and New Commerce Bank. She is a CPA, has over 15 years of experience in the financial services industry, and was most recently the senior vice president and controller of Greenville National Bank. She is a native of Greenville.


         - Bradley J. Schneider will be the senior vice president of general banking for the bank, which includes consumer and commercial banking. He has 14 years of experience in the financial services industry, most recently as the vice president for commercial lending with BB&T in Greenville.


         - David E. Burgess will be a vice president and senior credit officer of the bank. He has 29 years of experience in banking in lending and credit administration. He was most recently the vice president of commercial lending for American Federal Bank in Greenville and prior to that served as an executive vice president and the chief credit officer for The Palmetto Bank.



SERVICE AREA

         We expect initially to draw a large percentage of our business from the cities of Simpsonville, Mauldin, and Fountain Inn, and the unincorporated areas of Enoree and Southside, which are located in the southern portion of Greenville County. This area is known locally as the "Golden Strip" and is bound by Interstate 85 to the north, Highway 25 to the west, Laurens County to the south, and Spartanburg County to the east.



         This area's median household income, household growth, and population growth trends have consistently outpaced the rest of Greenville County and the State of South Carolina. This area will benefit from the location of the Southern Connector, and is the home for BI-LO, a grocery store chain, and Kemet Electronics. We will also leverage existing contacts and relationships with individuals and companies known to management outside of the Golden Strip, primarily in Greenville.


MARKETING FOCUS


         Most of the banks in the Greenville County area are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and of Greenville County, we believe that there is a void in the community banking market in the Golden Strip and Greenville County area and believe that the bank can successfully fill this void. We will not compete with large institutions for the primary banking relationships of large corporations, but will compete for niches in this business and for the consumer business of their employees. We will also focus on small to medium-sized businesses and their employees. This includes retail, service, and wholesale distribution, manufacturing, and international businesses.


         We plan to advertise to emphasize our local ownership, community focus, and ability to provide more personalized service than our competition. We will also have the ability to offer large bank services. The organizers are long-time residents and business people in the target market area and have determined the credit needs of the area through personal experience and communications with their business colleagues. We believe that the proposed community focus of the bank will succeed in this market and that the area will react favorably to the bank's emphasis on service to small businesses, individuals, and professional concerns.


         A high percentage of the banks in the Golden Strip have headquarters outside of the county. This trend has continued with the announcements in late 1997 and 1998 of three more local area banks agreeing to be purchased by out-of-state banks. Despite the dominance of larger national and regional banks, community banks in the Golden Strip have shown a higher 5-year average growth rate in deposits and market share for all financial institutions according to the FDIC deposit and market share results through June 1998.


         While we have no immediate plans to do so, we may take advantage of the opportunities created by the current bank consolidation trends with additional branches in the Golden Strip or other growth corridors in or outside of Greenville County. We will also attempt to attract commercial businesses based outside of the Golden Strip by offering courier service. We intend to attract such businesses based on relationships and contacts which the bank's directors and management have outside our core service area.


         More than 60% of all subdivisions planned in Greenville County between 1993 and 1997 were constructed in the Golden Strip. The bank will be active in providing residential mortgages, acquisition and development financing for subdivisions, and construction and permanent financing for commercial real estate, particularly owner occupied property.



         Consumers will enjoy extended branch operating hours, drive-up ATMs, same day credit for consumer deposits made by 5:00 p.m., and convenient branch locations where road infrastructure is in place to make access easier. We will emphasize local decision-making with experienced bankers, attention to lower employee turnover, and professional and responsive service. We believe customers will be responsive to a banking environment where they are encouraged with an approach of "what the bank can do for you" versus an approach of "what the bank can't do for you." This highlights the community bank approach we will take in our market place.

DEPOSITS

         We intend to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to our principal market area at rates competitive to those offered in the Greenville County area. In addition, we intend to offer certain retirement account services, such as Individual Retirement Accounts (IRAs). We intend to solicit these accounts from individuals, businesses, associations, organizations, and governmental authorities.

LENDING ACTIVITIES

         General. We intend to emphasize a range of lending services, including real estate, commercial, and consumer loans to individuals and small- to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in the bank's market area.

         Real Estate Loans. We expect that loans secured by first or second mortgages on real estate will make up 50 - 60% of the bank's loan portfolio. These loans will generally fall into one of three categories: commercial real estate loans, construction and development loans, or residential real estate loans. Each of these categories is discussed in more detail below, including their specific risks. Home equity loans are not included because they are classified as consumer loans, which are discussed below. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. The bank will generally charge an origination fee for each loan.


         The principal economic risk associated with real estate loans is cash flow capability and creditworthiness of the borrowers. Other risks associated with real estate loans vary with many economic factors, including employment levels, strength of local and national economy, and fluctuations in the value of real estate. Deterioration of any of these factors after a loan has been made could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan. On first and second mortgage loans we would typically not advance more than 90% of the lesser of the cost or appraised value of the property. We will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. We will also require borrowers to obtain hazard insurance policies and flood insurance if applicable.


         We will compete for these loans with competitors who are well established in the Greenville County area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

         We will have the ability to originate real estate loans for sale into the secondary market. We can limit our interest rate and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor's underwriting approval prior to originating the loan.


         Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. Risks associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. We will evaluate each business on an individual basis and attempt to determine its business risks and credit profile. We may or may not be successful. We will attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We will also generally require that debtor cash flow exceed 115% of monthly debt service obligations. We will typically review the personal financial statements of the principal owners and require their personal guarantees. One purpose of these reviews is to reveal secondary sources of payment and liquidity to support a loan request.


         Construction and Development Real Estate Loans. We will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. The term of construction and development loans will generally be limited to eighteen months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment depends on the ultimate completion of the project and usually on the sale of the property. Risks include:

         -        cost overruns,
         -        mismanaged construction,
         -        inferior or improper construction techniques,
         -        economic changes or downturns during construction,
         -        a downturn in the real estate market,
         - rising interest rates which may prevent sale of the property, and
         -        failure to sell completed projects in a timely manner.

We will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan to value ratio of the completed project below specified percentages. We may also reduce risk by selling participations in larger loans to other institutions when possible.


         Residential Real Estate Loans. Residential real estate loans will generally have longer terms up to 30 years. We will offer fixed and adjustable rate mortgages. We do not expect any credit risk on these loans as they will be underwritten through a third party agent without any recourse against the bank.



         Commercial Loans. The bank will make loans for commercial purposes in various lines of businesses. Equipment loans will typically be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less. Working capital loans will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Asset based lending, leasing, and factoring will be offered through third party vendors who can handle the paper work and servicing and generally assume most of the credit risk. Trade letters of credit, standby letters of credit, and foreign exchange will be handled through a correspondent bank as agent for the bank.



         We also expect to offer small business loans utilizing government enhancements such as the Small Business Administration's 7(a) program and SBA's 504 programs, and Appalachian Development Council. These loans will typically be partially guaranteed by the government, which may help to reduce the bank's risk. Government guarantees of SBA loans will not exceed 80% of the loan value, and will generally be less.



         The principal economic risk associated with each category of anticipated loans, including commercial loans, is the cash flow capability and creditworthiness of the borrowers. The risks associated with commercial loans vary with many economic factors, including the economy in the Greenville County area. Deterioration of the economy could impact our borrower's businesses and therefore their cash flow and ability to repay their loans. The well established banks in the Greenville County area will make proportionately more loans to medium-to large-sized businesses than we will. Many of the bank's anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.



         Consumer Loans. The bank will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit such as credit cards. Installment loans typically will carry balances of less than $50,000 and be amortized over periods up to 60 months. Consumer loans may be offered on a single maturity basis where a specific source of repayment is available. Revolving loan products will typically require monthly payments of interest and a portion of the principal.

         The principal economic risks associated with consumer loans are the creditworthiness and cash flow of the bank's borrowers. The principal competition for consumer loans will be the established banks in the Greenville County area. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate.

         We will also offer home equity loans. Our underwriting criteria for and the risks associated with home equity loans and lines of credit will generally be the same as those for first mortgage loans. Home equity lines of credit will typically have terms of 15 years or less, will typically carry balances less than $125,000, and may extend up to 100% of the available equity of each property.


         Loan Approval and Review. The bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the officers' loan committee. The bank will establish an officers' loan committee that has lending limits, and any loan in excess of this lending limit will be approved by the directors' loan committee. The bank will not make any loans to any director, officer, or employee of the bank unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with the bank. The bank currently intends to adhere to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines in its mortgage loan review process, but may choose to alter this policy in the future.


         Loan and Asset Distribution. We estimate that our initial percentage distribution of our loans and deposits will be as follows:

                               Loans                                    Deposits
                               -----                                    --------
         Real Estate                          15%      Regular Checking              6%
         Commercial Loans                     30%      Interest Checking             8%
         Equity Line and Consumer Loans       10%      Business Checking             6%
         Commercial Real Estate               45%      Passbooks                    11%
                                                       Money Market                 12%
                                                       CD's under $100,000          38%
                                                       CD's over $100,000           15%
                                                       IRA & KEOUGH                  2%
                                                       Other                         2%

These are estimates only. Our actual deposit and loan distribution will depend on our customers and vary initially and over time. We will maintain an allowance for loan losses, which we will establish through a provision for loan losses charged against income. We will charge loans against this allowance when we believe that the collectibility of the principal is unlikely. The allowance will be an estimated amount that we believe will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. We anticipate that initially our loan loss reserve will equal approximately 1% of the average outstanding balance of our loans. Over time, we will base the allowance for loan losses on our evaluation of factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay.


         Lending Limits. The bank's lending activities will be subject to a variety of lending limits imposed by federal law. In general the bank will be subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. Different limits may apply in certain circumstances based on the type of loan or the nature of the borrower, including the borrower's relationship to the bank. These limits will increase or decrease as the bank's capital increases or decreases. We expect the bank's initial legal limit will be around $1,000,000 based on the minimum offering. The bank will initially have a self-imposed loan limit of 80% of the legal limit, or approximately $800,000. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

OTHER BANKING SERVICES

         Other anticipated bank services include cash management services for commercial businesses such as sweep to a line of credit and PC banking. We will offer an 800 number, 24-hour telephone voice response system, drive up ATMs, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We plan for the bank to become associated with the Honor and Cirrus ATM networks that may be used by the bank's customers throughout Greenville County and other regions. We believe that by being associated with a shared network of ATMs, we will be better able to serve our customers and will be able to attract customers who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association will be critical to our success. We intend to begin offering these services shortly after opening the bank. We also plan to offer a debit card and VISA credit card services through a correspondent bank as an agent for the bank. We do not expect the bank to exercise trust powers during its initial years of operation.

COMPETITION


         The banking business is highly competitive. The bank will compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, and money market mutual funds operating in the Greenville County area and elsewhere. In 1998, there were more than 140 banking offices representing 20 financial institutions operating in Greenville County holding over $4.9 billion in deposits. There were more than 17 banking offices representing 10 financial institutions operating in the Golden Strip holding $425 million in deposits. This represented an approximate 4.2% increase in deposits over the previous year. Many of these competitors are well established in the Greenville County area. Most of them have substantially greater resources and lending limits than the bank will and offer certain services, such as extensive and established branch networks and trust services, that we either do not expect to provide or will not provide initially. Our competitors include BB&T, Carolina First Bank, First Union Bank, NationsBank, and Wachovia. As a result of these competitive factors, the bank may have to pay higher rates of interest to attract deposits. Based on a conservative growth rate of 4.2%, the deposits in the Golden Strip will grow to approximately $523 million by the year 2003. Our plan over the next five years is to reach a 19% market share with deposits in excess of $100 million. Of course, we can not be sure that we will accomplish these objectives.


EMPLOYEES

         We anticipate that, upon commencement of operations, the bank will have approximately 13 full time employees and 1 part time employee operating out of its temporary facilities in Simpsonville. By the end of 1999, we anticipate that it will have approximately 20 full time employees and 1 part time employee operating out of its permanent facilities in Mauldin and Simpsonville. New Commerce BanCorp, as the holding company for the bank, will not have any employees other than its officers.

LEGAL PROCEEDINGS

         Neither New Commerce BanCorp, New Commerce Bank, nor any of their properties are subject to any material legal proceedings.

                           SUPERVISION AND REGULATION

         Both New Commerce BanCorp and New Commerce Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institution Report Recovery and Enforcement Act in 1989 and following with the FDIC Improvement Act in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future on our business and earnings.

NEW COMMERCE BANCORP

         Because it will own the outstanding capital stock of the bank, New Commerce BanCorp will be a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 and the South Carolina Bank Holding Company Act. Our activities will also be governed by the Glass-Steagall Act of 1933.

         The Bank Holding Company Act. Under the Bank Holding Company Act, New Commerce BanCorp will be subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and such additional information as the Federal Reserve may require. Our activities at the bank and holding company level will be limited to:

         -        banking, managing, or controlling banks;
         - furnishing services to or performing services for its subsidiaries; and
         - engaging in other activities that the Federal Reserve determines to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto.

         Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

         -        acquiring substantially all the assets of any bank,
         - acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or
         -        merging or consolidating with another bank holding company.

         In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either New Commerce BanCorp has registered securities under
Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. We will most likely be required to register under the Securities Exchange Act of 1934 once we have more than 500 shareholders of record. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

         -        making or servicing loans and certain types of leases,
         - engaging in certain insurance and discount brokerage activities,
         -        performing certain data processing services,
         - acting in certain circumstances as a fiduciary or investment or financial adviser,
         -        owning savings associations, and
         - making investments in certain corporations or projects designed primarily to promote community welfare.


         The Federal Reserve Board imposes certain capital requirements on New Commerce BanCorp under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described on page 29 under "Capital Regulations." Subject to its capital requirements and certain other restrictions, New Commerce BanCorp is able to borrow money to make a capital contribution to the bank, and such loans may be repaid from dividends paid from the bank to New Commerce BanCorp. Our ability to pay dividends will be subject to regulatory restrictions as described on page 28 under "Dividends". New Commerce BanCorp is also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.


         Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, New Commerce BanCorp will be expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which New Commerce BanCorp might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         Glass-Steagall Act. We will also be restricted by the provisions of the Glass-Steagall Act, which prohibits New Commerce BanCorp from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale, or distribution of securities. The interpretation, scope, and application of the provisions of the Glass-Steagall Act currently are being considered and reviewed by regulators and legislators, and the interpretation and application of those provisions have been challenged in the federal courts.

         South Carolina Act. As a bank holding company registered under the South Carolina Bank Holding Company Act, we will be subject to regulations by the South Carolina Board of Financial Institutions. Consequently, we must receive their approval prior to engaging in the acquisition of banking or nonbanking institutions or assets. We must also file periodic reports with respect to our financial condition and operations, management, and intercompany relationships between New Commerce BanCorp and its subsidiaries.

THE BANK

         The bank will operate as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

         The Office of the Comptroller of the Currency and the FDIC will regulate or monitor virtually all areas of the bank's operations, including:

         -        security devices and procedures,
         -        adequacy of capitalization and loss reserves,
         -        loans,
         -        investments,
         -        borrowings,
         -        deposits,
         -        mergers,
         -        issuances of securities,
         -        payment of dividends,
         -        interest rates payable on deposits,
         -        interest rates or fees chargeable on loans,
         -        establishment of branches,
         -        corporate reorganizations,
         -        maintenance of books and records, and
         - adequacy of staff training to carry on safe lending and deposit gathering practices.

         The Office of the Comptroller of the Currency will require the bank to maintain certain capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures and to prepare quarterly reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

         Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

         -        internal controls
         -        information systems and audit systems
         -        loan documentation
         -        credit underwriting
         -        interest rate risk exposure; and - asset quality.

         National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board thirty days prior notice of the appointment of any senior executive officer or director. Within the thirty day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

         Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund and Savings Association Insurance Fund are maintained for commercial banks and savings associations with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depository institutions paid to the Bank Insurance Fund or the Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually to $.00 per $100, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even this minimum assessment. It also separated the Financial Corporation (FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions, including the bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the bank's cost of funds, and there can be no assurance that such cost can be passed on to the bank's customers.


         Transactions With Affiliates and Insiders. The bank will be subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.


         The bank will also be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank will be subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.


         Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.


         Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has recently been passed which permits interstate branching. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.



         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

         Other Regulations. Interest and certain other charges collected or contracted for by the bank are subject to state usury laws and certain federal laws concerning interest rates. The bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

         - the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
         - the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
         - the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
         - the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
         - the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
         - the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

         - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and
         - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either New Commerce BanCorp or New Commerce Bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To quality as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Initially, we will qualify as "well capitalized."

         Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

         -        submit a capital restoration plan
         -        raise additional capital
         - restrict their growth, deposit interest rates, and other activities
         -        improve their management
         -        eliminate management fees; or
         -        divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         These capital guidelines can affect us in several ways. If we grow at a rapid pace, a premature "squeeze" on capital could occur making a capital infusion necessary. The requirements could impact our ability to pay dividends. Our capital levels will initially be more than adequate; however, rapid growth, poor loan portfolio performance or poor earnings performance or a combination of these factors could change our capital position in a relatively short period of time.

         The FDIC Improvement Act requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. We are uncertain what effect these regulations would have.

         Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

         Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.


         Recent Legislative Developments. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, what effect these would have.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

                                   MANAGEMENT

GENERAL


         The following table sets forth the number and percentage of outstanding shares of common stock beneficially owned as of the date of this prospectus by the organizers. This table also reflects the anticipated purchases by the organizers in the offering. All purchases by the organizers prior to the offering were made at a price of $10.00 per share, the same price at which shares are being offered to the public. Information relating to the beneficial ownership of common stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Securities Exchange Act of 1934. Under these rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of each security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of common stock subject to currently exercisable options. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. This table does not reflect warrants to purchase 7,500 shares of common stock to be granted to each organizer.


                                             SHARES BENEFICIALLY OWNED      SHARES ANTICIPATED TO BE OWNED FOLLOWING
                                              PRIOR TO THE OFFERING                        THE OFFERING
                                             -------------------------     ------------------------------------------
                                                                                            PERCENTAGE     PERCENTAGE
                                                                                            OF MINIMUM     OF MAXIMUM
NAME OF BENEFICIAL OWNER                      NUMBER        PERCENTAGE        NUMBER         OFFERING       OFFERING
------------------------                     --------      ------------    -----------      ----------     ----------
RICHARD W. BAILEY                             20,000            10.0%         20,000           2.67%          2.00%

TIMOTHY A. BRETT                              15,000            7.50          15,000           2.00           1.50

MARSHALL J. COLLINS, JR.                      17,500            8.75          17,500           2.33           1.75

RALPH S. CRAWLEY                              25,000           12.50          25,000           3.33           2.50

RICHARD L. FEW, JR.                            7,500            3.75           7,500           1.00           0.75

G. MITCHELL GAULT                             15,000            7.50          15,000           2.00           1.50

TOMMY D. GREER                                25,000           12.50          25,000           3.33           2.50

BOBBY L. JOHNSON                              15,000            7.50          15,000           2.00           1.50

ROBERT T. KELLETT                             10,000            5.00          10,000           1.33           1.00

DENNIS O. RAINES                               7,500            3.75           7,500           1.00           0.75

CURRAN A. SMITH                                7,500            3.75           7,500           1.00           0.75

JAMES D. STEWART                              35,000           17.50          35,000           4.67           3.50

TOTAL                                        200,000          100.00%        200,000          26.67%         20.00%

EXECUTIVE OFFICERS AND DIRECTORS OF NEW COMMERCE BANCORP

         The following sets forth certain information about executive officers and directors. New Commerce BanCorp's articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class I at the 1999 annual meeting of shareholders, Class II at the 2000 annual meeting of shareholders, and Class III at the 2001 annual meeting of shareholders. Executive officers serve at the discretion of the board of directors.

                                                               POSITION WITH
                                                               -------------
         NAME                                AGE           NEW COMMERCE BANCORP
         ----                                ---           --------------------

         Richard W. Bailey                   65              Director
         Timothy A. Brett                    45              Director
         David E. Burgess                    53              Senior Credit Officer
         Marshall J. Collins, Jr             57              Director
         Ralph S. Crawley                    63              Director
         G. Mitchell Gault                   43              Director
         Tommy D. Greer                      66              Director
         Bobby L. Johnson                    64              Director
         Robert T. Kellett                   56              Director
         Paula S. King                       38              Senior Vice President, Chief
                                                             Financial Officer
         Dennis O. Raines                    46              Director
         Bradley J. Schneider                36              Senior Vice President, General Banking
         Curran A. Smith                     54              Director
         James D. Stewart                    45              Director, Chief Executive Officer


         Richard W. Bailey, Class III director, is involved in commercial real estate and development and has been affiliated with Caine Company for the past twelve years. In 1985, he sold his majority interest in a food brokerage company with offices in Greenville, Columbia, and Charleston. He is a past member of the Golden Strip and Greenville advisory boards for BB&T.

         Timothy A. Brett, Class III director, is president of Brett Public Relations, Inc., a full service public relations company with offices in Greenville and Columbia, South Carolina. Mr. Brett previously served as director of Governmental Affairs and Community Relations for Michelin North America for almost seven years. He was also a member of the South Carolina House of Representatives. After leaving the House of Representatives, he served in various positions under former Governor Carroll A. Campbell, Jr. Mr. Brett is a 1974 graduate of Newberry College. He serves his community through his involvement in a number of charitable organizations, including the Salvation Army, the YMCA, and the Blue Ridge Council Boy Scouts. He presently serves as chairman of the Newberry College Foundation Board.


         David E. Burgess will be the vice president and senior credit officer of New Commerce Bank. Mr. Burgess has 29 years of banking experience in lending and credit administration. He began his career with South Carolina National Bank in 1970 and has subsequently working in lending and credit management with Southern Bank & Trust Company from 1980 to 1982, The Palmetto Bank from 1982 to 1997, and American Federal Bank from 1997 to 1998. Mr. Burgess received a B.A. degree in 1970 from the University of North Carolina and is a graduate of the School of Banking of the South (LSU). Mr. Burgess currently serves on the board of the Golden Strip Rotary Club and the board of the Simpsonville Chamber of Commerce.

         Marshall J. Collins, Jr., Class I director, is chairman of BI-LO, Inc. and president and chief executive officer of Ahold USA Support Services in Mauldin, South Carolina. BI-LO, Inc. is a multi-state grocery store chain and is one of the largest employers in Greenville County, South Carolina. Mr. Collins was born and raised in Chicago, Illinois and is a graduate of St. Mary's College in Winona, Minnesota and the Advanced Management Program at Harvard Business School.


         Ralph S. Crawley, Class II director, is co-founder and president of Carter and Crawley, Inc., a custom automated control systems supplier to industrial and utility clients since 1967. He previously was manager of control system manufacturing for Metal Products Corporation. Mr. Crawley graduated from Ruby High School in 1953 and attended Pierce College in Reseda, California. He has held several positions with RCA and TRW involving manufacturing and sales. Mr. Crawley is a member of the Mauldin Rotary Club, and past president and member of the Rotary Foundation Scholarship Committee. Mr. Crawley is a member of the Mauldin Library Committee and chairman of the Building and Grounds Committee of the new Greenville County branch library; past member of the Chamber of Commerce organizing board; past member of the NCNB (n/k/a NationsBank advisory board or board of directors), and a member of the Mauldin-Simpsonville advisory board.



         G. Mitchell Gault, Class III director, is the president of Kent-Gault Manufactured Homes, a retailer of manufactured homes, a second generation retailer serving the "Upstate" of South Carolina since 1959. Mr. Gault currently operates two sales centers in the "Golden Strip" area of Greenville County, South Carolina. Mr. Gault is also involved in the development of manufactured housing subdivisions, as well as owning and operating several manufactured housing rental communities in the Upstate. Mr. Gault graduated from the University of South Carolina in l977. He is a past president of the Fountain Inn Rotary Club. He has served on the board of Manufactured Housing Institute of South Carolina for ten years, including two terms as chairman of that association. Mr. Gault currently serves on the board of the Mauldin Chamber of Commerce. He is a volunteer for Meals on Wheels and is a life-long member of Trinity United Methodist Church of Fountain Inn.


         Tommy D. Greer, Class I director, is chairman emeritus of the Board of Catalina Marketing. He has also served as president and chief executive officer of Catalina. Mr. Greer has 41 years of experience as one of the country's leading product marketers. Prior to joining Catalina, he took Texize Chemicals Company, a cleaning products manufacturer, from a small regional company to a nationally known marketer of such category leaders as Fantastic Spray Cleaner, Spray'n Wash, and Glass+Plus. Mr. Greer is a graduate of the Advanced Management Program at the Harvard School of Business.

         Bobby L. Johnson, Class II director, develops light industrial, office, and warehouse properties. In 1989, he sold Carolina Material Handling, a business he operated for twenty years in the Golden Strip. Mr. Johnson is a member of Edwards Road Baptist Church in Greenville and is a volunteer with Meals on Wheels. He previously served on the advisory board of Summit National Bank.


         Robert T. Kellett, Class II director, owns and operates several businesses in the Golden Strip, including Tommy's Snack Bar, Kellett Fuel Oil, Kellett's Korner, Inc., and Kellett's Garbage, Inc. He is a native of Greenville County and he graduated from Hillcrest High School.



         Paula S. King, CPA, is the senior vice president and chief financial officer of New Commerce BanCorp and New Commerce Bank. Ms. King has over 15 years experience in the financial services industry and was most recently employed as senior vice president and controller of Greenville National Bank in Greenville, South Carolina beginning in 1992. Ms. King received her B.A. degree in accounting and business administration from Furman University in 1982. She is a Greenville native and serves on the board of directors of Junior Achievement of Greenville and the Greenville United Way Allocations Panel.



         Dennis O. Raines, Class II director, is the chief financial officer for Brett Public Relations, a full-service public relations company. An honor graduate of Limestone College, Mr. Raines holds a degree in business management. He was employed at Kemet Electronics for 26 years, serving in various management positions including manufacturing manager, human relations manager, and most recently business services manager. Mr. Raines serves as a member of the Mauldin City Council, where he is on the Recreation & Economic Development and the Finance & Policy committees. He is also a member of the Mauldin Library Task Force and on the board of the Golden Strip Human Resources Center and Meals on Wheels of Greenville, Inc.

         Bradley J. Schneider will be the senior vice president of general banking for New Commerce Bank. He has 14 years of experience in the financial services industry. He began his career with Wachovia Bank and Trust Company, and has had increasing sales and leadership positions in commercial and consumer banking. For six years he has served as a vice president for commercial lending in Mauldin and Greenville, with BB&T from 1996 until he joined New Commerce, and with Carolina First from 1990 to 1996. Mr. Schneider has a B.A. in Economics and Business Administration from Furman University and is a graduate of the Louisiana State University Graduate School of Banking. He serves in a volunteer capacity with the United Way of Greenville County and the Appalachian Council of Governments.


         Curran A. Smith, Class I director, has owned and operated three Max Saver convenience stores since 1992. He formerly was employed with Union Carbide, and subsequently through merger with Kemet Electronics for 25 years. Mr. Smith has lived in Fountain Inn for 27 years and is a graduate of Hillcrest High School.


         James D. Stewart, Class III director, is the chief executive officer and president of New Commerce and of New Commerce Bank. He has a 20 year banking career in sales and leadership positions in commercial and consumer banking. He began his career with Wachovia in 1978 and has had increasing levels of leadership and sales responsibility in consumer and commercial business banking with First Union, Southern National Bank, and BB&T. His last position was senior vice president and city executive for BB&T in Greenville, South Carolina. Mr. Stewart received a B.A. degree in Journalism in 1976 from the University of North Carolina and is a graduate of the Stonier Graduate School of Banking. Mr. Stewart has served on the boards of directors of the Phyllis Wheatley Center, Greenville Chamber of Commerce, Greenville United Way, Urban League, and Blue Ridge Council Boy Scouts.


EMPLOYMENT AGREEMENTS


         James D. Stewart. We have entered into an employment agreement with James D. Stewart for a three-year term, pursuant to which Mr. Stewart will serve as the president, the chief executive officer, and a director of New Commerce BanCorp and New Commerce Bank. Mr. Stewart will be paid a salary of $96,000, plus his yearly medical insurance premium. Mr. Stewart is entitled to receive an additional incentive of $10,000 on May 31, 1999 and will be eligible to receive a bonus of up to 36% of his salary for meeting performance goals set by the board. Mr. Stewart will be eligible to participate in any management incentive program of the bank or any long-term equity incentive program and will be eligible for grants of stock options and other awards thereunder. Upon the closing of the offering (or as soon thereafter as an appropriate stock option plan is adopted by the company), Mr. Stewart will be granted options to purchase a number of shares of common stock equal to 5% of the number of shares sold in this offering. The options will vest over a five-year period and will have a term of ten years. Additionally, Mr. Stewart will participate in the bank's retirement, welfare, and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses.



         Mr. Stewart's employment agreement also provides that following termination of his employment and for a period of twelve months thereafter, Mr. Stewart may not (a) compete with the company, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within 50 miles of the bank's main office or 25 miles of any branch,
(b) solicit major customers of the bank for the purpose of providing financial services, or (c) solicit employees of the bank for employment. If Mr. Stewart terminates his employment for good cause as that term is defined in the employment agreement or if Mr. Stewart is terminated following a change in control of New Commerce BanCorp as defined in the agreement, he will be entitled to severance of his then current monthly salary for a period of 24 months, plus accrued bonus, and all outstanding options and incentives shall vest immediately. If Mr. Stewart's employment is terminated for any reason other than for cause, he will be entitled to 12 months' severance.



         Paula S. King. We have also entered into an employment agreement with Paula S. King, a senior vice president and our chief financial officer for both New Commerce BanCorp and New Commerce Bank. The term of the agreement is for three years, although either party may reduce the term to two years at any time. Ms. King will be paid a salary of $85,000 and will be eligible for a yearly bonus of up to 25% for meeting specified goals to be agreed each year. Ms. King will also receive incentive stock options to purchase 10,000 shares of common stock of New Commerce BanCorp under its incentive stock option plan when adopted. Such options will vest over a period of five years or immediately upon a change in control, and will be exercisable for ten years. Additionally, Ms. King will participate in the bank's retirement, welfare, and other benefit programs and is entitled to reimbursement for her business travel expenses. The bank has also agreed to pay for all costs and expenses of maintaining her CPA designated professional memberships and continuing education associated with her CPA status.


         Ms. King's employment agreement also provides that following termination of her employment and for a period of six months thereafter, Ms. King may not (a) compete with the company, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director of, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within 50 miles of the bank's main office or 25 miles of any branch, (b) solicit customers of the bank for the purpose of providing financial services, or (c) solicit employees of the bank for employment. These provisions do not apply after a change in control as that term is defined in the agreement. If Ms. King terminates her employment for good reason as that term is defined in the employment agreement or if Ms. King is terminated within one year following a change in control as defined in the agreement, she will be entitled to a severance payment equal to her then current monthly salary multiplied by 12, plus her prior year's bonus and any unpaid accrued bonus, and all outstanding options and incentives shall vest immediately. If Ms. King's employment is terminated for any reason other than for cause, she will be entitled to 12 months' severance.


DIRECTOR COMPENSATION

         We do not intend to pay directors' fees until the bank is profitable. However, we reserve the right to pay directors' fees. In addition, after the offering, we expect to adopt a stock option plan which will permit New Commerce BanCorp to grant options to its officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock option plan equal to 15% of the shares outstanding after the offering. We will not issue stock options at less than the fair market value of the common stock on the date of grant.

STOCK WARRANTS


         In recognition of the financial risk and organizational risk they have undertaken in organizing the bank, each organizer will also receive, for no additional consideration, a warrant to purchase 7,500 additional shares of common stock at a purchase price of $10.00 per share. The warrants, which will be represented by separate warrant agreements, will become exercisable on the later of the date that the bank opens for business and one year from the date of this prospectus and will be exercisable in whole or in part during the ten year period following that date. The warrants and shares issued pursuant to the exercise of such warrants will be transferable, subject to compliance with applicable securities laws. If the Office of the Comptroller of the Currency issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         We expect to have banking and other transactions in the ordinary course of business with the organizers, directors, and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features. Loans to individual directors and officers must also comply with the bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. We intend for all of our transactions with organizers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors.

EXCULPATION AND INDEMNIFICATION

         New Commerce BanCorp's articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for:

- a breach of duty involving appropriation of a business opportunity;

- an act or omission which involves intentional misconduct or a knowing violation of law;

- any transaction from which the director derives an improper personal benefit;
  or

- any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988.



In addition, if the South Carolina Business Corporation Act is amended to authorize further elimination or limitation of the liability of director, then the liability of each director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the law requires such action. The provision does not limit the right of the company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.



         New Commerce BanCorp's bylaws contain certain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the South Carolina Business Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of such act would require New Commerce BanCorp to indemnify such persons against expenses, including attorney's fees, actually and reasonably incurred in connection therewith. The South Carolina Business Corporation Act expressly allows New Commerce BanCorp to provide for greater indemnification rights to its officers and directors, subject to shareholder approval, which the company obtained prior to this offering.



         Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers. The SEC has advised us that it believes indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable.

              DESCRIPTION OF CAPITAL STOCK OF NEW COMMERCE BANCORP

GENERAL


         The authorized capital stock of New Commerce BanCorp consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary describes the material terms of New Commerce BanCorp's capital stock.


COMMON STOCK

         Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available therefor. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

PREFERRED STOCK


         New Commerce BanCorp's articles of incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, we will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing the company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock (for example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock), and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock. We do not have any current plans to issue any shares of preferred stock, and we will not issue preferred stock to organizers on terms more favorable than those on which we issue preferred stock to shareholders other than organizers.


ANTITAKEOVER EFFECTS


         The provisions of the articles, the bylaws, and South Carolina law summarized in the following paragraphs may have antitakeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.


         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of New Commerce BanCorp by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company's management.

         Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than fifteen members.


         Classified Board of Directors. The articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.


         Removal of Directors and Filling Vacancies. The bylaws provide that all vacancies on the board of directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When one or more directors resign from the board of directors effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.


         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by the company not later than 90 days prior to the meeting. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.


         Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have a minimum of 750,000 and a maximum of 1,000,000 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by "affiliates" of New Commerce BanCorp, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors will likely be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

         In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of New Commerce BanCorp pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                     EXPERTS

         New Commerce BanCorp's financial statements dated December 31, 1998 and for the period from July 17, 1998 (inception) until December 31, 1998 have been audited by Elliott Davis & Company, L.L.P., as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of such firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION


         We have filed a registration statement on Form SB-2 with the SEC, under the Securities Act of 1933 and the rules and regulations thereunder. This prospectus forms a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information with respect to New Commerce BanCorp, New Commerce Bank, and the common stock, you should refer to the registration statement and its exhibits.



         You can examine and obtain copies of the registration statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including New Commerce BanCorp.



         We have filed or will file various applications with the Office of the Comptroller of the Currency and the FDIC. You should only rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the Office of the Comptroller of the Currency and the FDIC, such other information is superseded by the information in this prospectus. Projections appearing in the applications to such agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or otherwise be wrong. New Commerce BanCorp and New Commerce Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If such contract or document is an exhibit to the registration statement, you may obtain and read such document or contract for more information.

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                           GREENVILLE, SOUTH CAROLINA


CONTENTS

                                                                       PAGE
                                                                       ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     F-2

FINANCIAL STATEMENTS
     Balance sheet                                                     F-3
     Statement of operations                                           F-4
     Statement of changes in owners' equity                            F-5
     Statement of cash flows                                           F-6

NOTES TO FINANCIAL STATEMENTS                                F-7 through F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Directors
NEW COMMERCE BANCORP (in organization)
Greenville, South Carolina

           We have audited the accompanying balance sheet of NEW COMMERCE BANCORP (in organization) (a development stage enterprise) as of December 31, 1998 and the related statements of operations, changes in owners' equity and cash flows for the period from July 17, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEW COMMERCE BANCORP (in organization) (a development stage enterprise) as of December 31, 1998 and the results of its operations and its cash flows for the period from July 17, 1998 (date of inception), to December 31, 1998, in conformity with generally accepted accounting principles.





/s/ Elliot, Davis & Company, L.L.P.

Greenville, South Carolina
December 31, 1998, except for Note 4, as to which the date is March 3, 1999

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS

Cash and cash equivalents                                                   $ 1,762,031
Real estate options                                                              39,800
Deferred stock offering costs                                                   143,427
Office furniture                                                                  8,218
                                                                            -----------
       Total assets                                                         $ 1,953,476
                                                                            ===========

                         LIABILITIES AND OWNERS' EQUITY

LIABILITIES                                                                 $        --

COMMITMENTS AND CONTINGENCIES - Note 2

OWNERS' EQUITY
   Preferred stock, $.01 par value per share; 10,000,000 shares
     authorized, no shares issued                                                    --
   Common stock, $.01 par value per share, 10,000,000 shares
     authorized; 200,000 shares issued                                            2,000
   Additional paid-in capital                                                 1,998,000
   Retained deficit accumulated during the development stage                    (46,524)
                                                                            -----------
       Total liabilities and owners' equity                                 $ 1,953,476
                                                                            ===========


    The accompanying notes are an integral part of this financial statement.

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
              FOR THE PERIOD FROM JULY 17, 1998 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998


EXPENSES
   Stock sale promotion                            $ 16,300
   Rent                                              11,650
   Telephone and supplies                               944
   Travel and meals                                   6,444
   Printing and copying                               4,338
   Other                                              6,848
                                                   --------
       Loss before provision for income taxes       (46,524)

PROVISION FOR INCOME TAXES                               --
                                                   --------
       Net loss                                    $(46,524)
                                                   ========


    The accompanying notes are an integral part of this financial statement.

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)



                     STATEMENT OF CHANGES IN OWNERS' EQUITY
              FOR THE PERIOD FROM JULY 17,1998 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                          RETAINED
                                                                          DEFICIT
                                                                        ACCUMULATED
                                   COMMON STOCK          ADDITIONAL     DURING THE
                                -------------------       PAID-IN       DEVELOPMENT
                                SHARES       AMOUNT       CAPITAL          STAGE           TOTAL
                                -------      ------      ----------     -----------     -----------
PROCEEDS FROM THE SALE OF
   STOCK TO ORGANIZERS          200,000      $2,000      $1,998,000      $     --       $ 2,000,000

NET LOSS                             --          --              --       (46,524)          (46,524)
                                -------      ------      ----------      --------       -----------

BALANCE, DECEMBER 31, 1998      200,000      $2,000      $1,998,000      $(46,524)      $ 1,953,476
                                =======      ======      ==========      ========       ===========


    The accompanying notes are an integral part of this financial statement.

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
              FOR THE PERIOD FROM JULY 17,1998 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998


NET CASH USED FOR PRE-OPERATING ACTIVITIES
   Net loss                                              $   (46,524)
   Deferred stock offering costs                            (143,427)
                                                         -----------
         Net cash used for pre-operating activities         (189,951)
                                                         -----------

INVESTING ACTIVITIES
   Purchase of office furniture                               (8,218)
   Purchase of real estate options                           (39,800)
                                                         -----------
         Net cash used for investing activities              (48,018)
                                                         -----------

FINANCING ACTIVITIES
   Proceeds from sale of stock                             2,000,000
                                                         -----------
         Net cash provided by financing activities         2,000,000
                                                         -----------
         Net increase in cash                              1,762,031

CASH AND CASH EQUIVALENTS, JULY 17, 1998
   (DATE OF INCEPTION)                                            --
                                                         -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                 $ 1,762,031
                                                         ===========


    The accompanying notes are an integral part of this financial statement.

                     NEW COMMERCE BANCORP (IN ORGANIZATION)
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

           NEW COMMERCE BANCORP (the "Company") is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of NEW COMMERCE BANK, N.A. (IN ORGANIZATION) (the "Bank"). The Bank is being organized as a national bank under the laws of the United States with the purpose of becoming a new community bank to be located in Greenville County, South Carolina. The Company has filed a charter application with the OCC and an application for deposit insurance with the FDIC. Provided that the applications are timely approved and the necessary capital is raised, it is expected that banking operations will commence in the second quarter of 1999.

         The Company is a development stage enterprise as defined by Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", as it devotes substantially all its efforts to establishing a new business. The Company's planned principal operations have not commenced and revenue has not been recognized from the planned principal operations.


         The Company intends to sell a maximum of 1,000,000 and a minimum of 750,000 shares of its common stock at $10 per share. The maximum offering will raise $9,700,000 and minimum offering will raise $7,200,000, each net of $200,000 estimated sales agent commissions and $100,000 offering expenses. The organizers of the Company have purchased 200,000 shares of common stock at $10 per share, for a total of $2 million. The remaining shares will be sold through a public offering. The Company will use a maximum of $8,250,000 and minimum of $7 million of the proceeds to capitalize the proposed Bank.






YEAR-END

   The Company has adopted a fiscal year ending on December 31, effective for the period ending December 31, 1998.

ESTIMATES

   The financial statements include estimates and assumptions that effect the Company's financial position and results of operations and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

CASH EQUIVALENTS

   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the FDIC insurance limits.

DEFERRED STOCK OFFERING COSTS

   Deferred stock offering costs are costs incurred by the Company in connection with the offering and issuance of its stock. The deferred stock offering costs will be deducted from the Company's additional paid-in capital after the stock offering. If the stock offering is deemed unsuccessful, all deferred stock offering costs will be charged to operations during the period in which the offering is deemed unsuccessful.

ORGANIZATION COSTS

   Organization costs are costs that have been incurred in the expectation that they will generate future revenues or otherwise benefit periods after the Company begins planned operations. Organization costs include incorporation, legal and consulting fees incurred in connection with establishing the Company. In accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities," organization costs are expensed when incurred.

   This SOP is effective for fiscal periods beginning after December 15, 1998. The Company has elected early adoption of this pronouncement and accordingly, has charged all organization costs to operations.

INCOME TAXES

   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting and income tax bases of assets and liabilities. At December 31, 1998, no taxable income has been generated and therefore, no tax provision has been included in these financial statements.


NOTE 2 - COMMITMENTS AND CONTINGENCIES

         The Company has entered into an agreement with a law firm to assist in preparing and filing all organizational, incorporation, and bank applications and to assist in preparing stock offering documents and consummating the Company's initial offering. The aggregate cost of the services is expected to approximate $40,000.

         The Company has entered into an agreement with a bank consultant to assist in establishing the Bank. The aggregate cost of the services is expected to approximate $48,000.

         The Company has entered into an agreement to purchase approximately $40,000 of office furniture and equipment for its proposed branch office.

         The Company leases temporary office space under a month-to-month operating lease. The lease requires monthly payments of $600 and includes secretarial services on an as needed basis.

         Additionally, the Company has entered into a 12-month operating lease for a modular unit to temporarily serve as its first branch office. The lease requires monthly payments of approximately $3,100. The Company plans to construct a permanent building by the conclusion of the lease term.

         The Company has established a $425,000 line of credit with a bank. This line is uncollateralized and is guaranteed by the organizers, jointly and severally. The line bears interest at prime rate. No amounts are outstanding on this line of credit as of December 31, 1998.

         The Company has paid $35,000 for refundable options on three pieces of real estate and plans to purchase the properties to build main and branch offices. The first option (expires on January 26, 1999) for $15,000 entitles the company to purchase 1.7 acres to be used as the main office for $584,000. The second option (expires on March 30, 1999) for $15,000 is for an alternate location for the main office and entitles the Company to purchase 2 acres for $691,000. The third option for $5,000 is to purchase 1.04 acres for $450,000 to be used as the site for a branch office.


         The Company entered into an employment agreements with its president/chief executive officer and its senior vice president/chief financial officer that include a three-year compensation term, bonus plan and incentive program. The president/chief executive officer's employment agreement also includes a provision for term life insurance. The agreement contains various termination clauses including abandonment of the effort to organize the Bank.



NOTE 3 - RELATED PARTY TRANSACTIONS

         One of the organizers of the Company owns the building from which the Company leases its temporary office space.

NOTE 4 - SUBSEQUENT EVENT

         On January 7, 1999, the Company exercised a purchase option on 1.04 acres of real estate (Note 2). The site was purchased for $450,000 and is to be used as the future site of a branch office. The Bank's initial office will be located in a temporary facility operated on this property.

         The Company allowed to expire on January 26, 1999 an option to purchase
1.7 acres of land for $584,000. The $15,000 option cost was refunded to the Company.

                              NEW COMMERCE BANCORP
                     STOCK ORDER FORM/SUBSCRIPTION AGREEMENT


TO:      New Commerce BanCorp
         P. O. Drawer 129
         Mauldin, South Carolina  29662


Ladies and Gentlemen:

         You have informed me that New Commerce BanCorp, a South Carolina corporation (the "Company"), is offering up to 800,000 shares of its common stock, at a price of $10.00 per share payable as provided herein and as described in and offered pursuant to the prospectus furnished with this Subscription Agreement to the undersigned (the "prospectus").

         1. SUBSCRIPTION. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to "The Bankers Bank as escrow agent for New Commerce BanCorp" the amount indicated below (the "Funds"), representing the payment of $10.00 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

         2. ACCEPTANCE OF SUBSCRIPTION. It is understood and agreed that New Commerce BanCorp shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. New Commerce BanCorp may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

         3. ACKNOWLEDGMENTS. The undersigned hereby acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

         4. REVOCATION. The undersigned agrees that once this Subscription Agreement is tendered to New Commerce BanCorp, it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.


BY EXECUTING THIS AGREEMENT, THE SUBSCRIBER IS NOT WAIVING ANY RIGHTS HE OR SHE MAY HAVE UNDER FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS ACCOUNTS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

         Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.



----------------------------------           --------------------------------------------------------
Number of Shares Subscribed                  Name or Names of Subscribers (Please Print)
for (minimum 100 shares)

$
 ---------------------------------           --------------------------------------------------------
Total Subscription Price at                  Please indicate form of ownership desired (individual,
$10.00 per share (funds must be              joint tenants with right of survivorship, tenants in
enclosed)                                    common, trust corporation, partnership, custodian, etc.)


Date:                                                                                          (L.S.)
     -----------------------------           --------------------------------------------------
                                             Signature of Subscriber(s)


                                                                                               (L.S.)
----------------------------------           --------------------------------------------------
Social Security Number or Federal            Signature of Subscriber(s)
Taxpayer Identification Number

Street (Residence) Address:


         -------------------------------

         -------------------------------

         -------------------------------
         City, State and Zip Code


         When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.



TO BE COMPLETED BY NEW COMMERCE BANCORP:


         Accepted as of __________________, 1999, as to ___________ shares.



                                             NEW COMMERCE BANCORP


                                             ----------------------------------
                                             By:
                                             Title:

                      FEDERAL INCOME TAX BACKUP WITHHOLDING


         In order to prevent the application of federal income tax backup withholding, each subscriber must provide the escrow agent with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below.

         Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

         Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

         If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.


                               SUBSTITUTE FORM W-9

         Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

         You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

         Each subscriber should complete this section.



----------------------------------      ---------------------------------------
Signature of Subscriber                 Signature of Subscriber


----------------------------------      ---------------------------------------
Printed Name                            Printed Name


----------------------------------      ---------------------------------------
Social Security or Employer             Social Security or Employer
Identification No.                      Identification No.

                                 800,000 SHARES
                                  COMMON STOCK


                              NEW COMMERCE BANCORP
                              A Holding Company For



                              [INSERT COMPANY LOGO]

                                (In Organization)



                           DEALER DELIVERY OBLIGATION

Until ________, all dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                 MARCH ___, 1999

                                     PART II


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 24.  Indemnification of Directors and Officers


         New Commerce BanCorp's articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to New Commerce BanCorp or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of New Commerce BanCorp; an act or omission which involves intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (the "Corporation Act"). In addition, if at any time the Corporation Act shall have been amended to authorize further elimination or limitation of the liability of director, then the liability of each director of New Commerce BanCorp shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Corporation Act require such action. The provision does not limit the right of New Commerce BanCorp or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.



         New Commerce BanCorp's bylaws contain certain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of the Corporation Act would require New Commerce BanCorp to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred in connection therewith. The Securities Act expressly allows New Commerce BanCorp to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.



         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


         The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

         We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent against any liability asserted against him or incurred by him in any such capacity, whether or not we would have the power to indemnify him against such liability under the bylaws.

Item 25.  Other Expenses of Issuance and Distribution.

         Estimated expenses (other than underwriting commissions) of the sale of the shares of common stock are as follows:

         Registration Fee                             $      2,224
         Printing and Engraving                             20,000
         Legal Fees and Expenses                            30,000
         Accounting Fees                                     5,000
         Blue Sky Fees and Expenses                         10,000
         Miscellaneous Disbursements                         5,000
                                                      ------------

         TOTAL                                        $     72,224
                                                      ============

Item 26.  Recent Sales of Unregistered Securities.


         From inception, New Commerce BanCorp has issued a total of 200,000 shares of its common stock to its organizers. The price per share was $10.00 for a total purchase price of $2 million. There were no underwriting discounts or commissions paid with respect to these transactions. All purchasers represented their intention to acquire the securities for investment purposes only, and not for resale or distribution. All purchasers were founders of the company and have adequate access to information regarding New Commerce. All sales were completed prior to the filing of this registration statement and were exempt under Section 4(2) of the Securities Act of 1933.


Item 27.  Exhibits.

3.1.     *Articles of Incorporation, as amended

3.2.     *Bylaws

4.1.     See Exhibits 3.1 and 3.2 for provisions in New Commerce BanCorp's
         Articles of Incorporation and Bylaws defining the rights of holders of the common stock

4.2.     *Form of certificate of common stock

5.1.     *Opinion Regarding Legality

10.1. *Employment Agreement dated August 1, 1998 between New Commerce BanCorp and James D. Stewart

10.2.    *Agreement to Buy and Sell dated January 4, 1999, between New Commerce
         BanCorp, as buyer, and The Bess G. Kirkland Trust, as seller

10.3.    *Agreement to Buy and Sell dated September 30, 1998 between New
         Commerce BanCorp, as buyer, and Stephen M. Young and Lewis P. Young,
         Trustees of Wilbert Burial Vault, Inc., Profit Sharing Plan, as seller

10.4     *Agreement to Buy and Sell dated October 26, 1998, between New Commerce
         BanCorp, as buyer, and Hawkins Development Corporation, as seller

10.5     *Sales Agency Agreement dated December 11, 1998 between New Commerce
         BanCorp and J.C. Bradford & Co.

10.6 *Escrow Agreement dated October 27, 1998 between New Commerce BanCorp and The Bankers Bank

10.7     *Data Processing Services Agreement and Contract Modification dated
         December 1, 1998 between New Commerce BanCorp and Jack Henry &
         Associates, Inc.

10.8     *Form of Stock Warrant Agreement


10.9     *Employment Agreement dated January 29,1999 between New Commerce
         BanCorp and Paula S. King.

23.1.    Consent of Independent Public Accountants

23.2. *Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)


24.1. *Power of Attorney (filed as part of the signature page to the registration statement)


27.1.    Financial Data Schedule (for electronic filing purposes)


*        Previously filed


Item 28.          Undertakings.

         The undersigned Company will:

         (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of New Commerce BanCorp pursuant to the provisions described in Item 24 above, or otherwise, New Commerce BanCorp has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         If a claim for indemnification against such liabilities (other than the payment by New Commerce BanCorp of expenses incurred or paid by a director, officer or controlling person of New Commerce BanCorp in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, New Commerce BanCorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Greenville, State of South Carolina, on March 18, 1999.


                                        NEW COMMERCE BANCORP


                                        By:  /s/ James D. Stewart
                                             ----------------------------------
                                             James D. Stewart
                                             Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following in the capacities and on the dates indicated.



Signature                                   Title                      Date
---------                                   -----                      ----

*/s/ Richard W. Bailey
------------------------------------
Richard W. Bailey                           Director                   March 18, 1999


*/s/ Timothy A. Brett
------------------------------------
Timothy A. Brett                            Director                   March 18, 1999


*/s/ Marshall J. Collins, Jr.
------------------------------------
Marshall J. Collins, Jr.                    Director                   March 18, 1999


*/s/ Ralph S. Crawley
------------------------------------
Ralph S. Crawley                            Director                   March 18, 1999


*/s/ G. Mitchell Gault
------------------------------------
G. Mitchell Gault                           Director                   March 18, 1999



*/s/ Tommy D. Greer
------------------------------------
Tommy D. Greer                              Director                   March 18, 1999



*/s/ Bobby L. Johnson
------------------------------------
Bobby L. Johnson                            Director                   March 18, 1999



*/s/ Robert T. Kellett
------------------------------------
Robert T. Kellett                           Director                   March 18, 1999

                                   SIGNATURES



Signature                                   Title                      Date
---------                                   -----                      ----


*/s/ Dennis O. Raines
------------------------------------
Dennis O. Raines                            Director                           March 18, 1999


*/s/ Curran A. Smith
------------------------------------
Curran A. Smith                             Director                           March 18, 1999


/s/ James D. Stewart
------------------------------------
James D. Stewart                            Director, Chief Executive          March 18, 1999
                                            Officer and President
                                            (principal executive officer)

/s/ Paula S. King
------------------------------------
Paula S. King                               Senior Vice President and          March 18, 1999
                                            Chief Financial Officer
                                            (principal financial and
                                            accounting officer)

/s/ James D. Stewart
------------------------------------
James D. Stewart
*  As Attorney-in-Fact

                                  EXHIBIT INDEX



EXHIBIT           DESCRIPTION
-------           -----------

Item 27.  Exhibits.

3.1.     *Articles of Incorporation, as amended

3.2.     *Bylaws

4.1.     See Exhibits 3.1 and 3.2 for provisions in New Commerce BanCorp's
         Articles of Incorporation and Bylaws defining the rights of holders of the common stock

4.2.     *Form of certificate of common stock

5.1.     *Opinion Regarding Legality

10.1 *Employment Agreement dated August 1, 1998 between New Commerce BanCorp and James D. Stewart

10.2     *Agreement to Buy and Sell dated January 4, 1999, between New Commerce
         BanCorp, as buyer, and The Bess G. Kirkland Trust, as seller

10.3     *Agreement to Buy and Sell dated September 30, 1998 between New
         Commerce BanCorp, as buyer, and Stephen M. Young and Lewis P. Young,
         Trustees of Wilbert Burial Vault, Inc., Profit Sharing Plan, as seller

10.4     *Agreement to Buy and Sell dated October 26, 1998, between New Commerce
         BanCorp, as buyer, and Hawkins Development Corporation, as seller

10.5     *Sales Agency Agreement dated December 11, 1998 between New Commerce
         BanCorp and J.C. Bradford & Co.

10.6 *Escrow Agreement dated October 27, 1998 between New Commerce BanCorp and The Bankers Bank

10.7     *Data Processing Services Agreement and Contract Modification dated
         December 1, 1998 between New Commerce BanCorp and Jack Henry &
         Associates, Inc.

10.8     *Form of Stock Warrant Agreement

10.9     *Employment Agreement dated January 29,1999 between New Commerce
         BanCorp and Paula S. King.

23.1.    Consent of Independent Public Accountants

23.2. *Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)

24.1. *Power of Attorney (filed as part of the signature page to the registration statement)

27.1.    Financial Data Schedule (for electronic filing purposes)



* Previously filed